UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Sono-Tek Corporation
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

835483108

(CUSIP Number)

Mark R. Littell, Manager

Dezenzo Associates, LLC

174 Dezenzo Lane

West Orange, NJ 07052

917-748-5734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _835483108___________

1. Names of Reporting Persons:
IRS Identification Nos. of above persons (entities only)
Dezenzo Associates, LLC 27-0864109

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: New Jersey limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 1,084,672

8. Shared Voting Power

9. Sole Dispositive Power 1,084,672

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,084,672

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11
7.3%

14. Type of Reporting Person
New Jersey limited liability company

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value, of Sono-Tek Corporation whose principal office is located at 2012 Route 9W, Milton, NY, 12547.

Item 2. Identity and Background

This Schedule 13Dis being filed by Dezenzo Associates, LLC whose principal office is located at 174 Dezenzo Lane, West Orange, NJ 07052.

(a)

(b)

(c)

(d)

(e)

(f)

Item 3. Source and Amount of Funds or Other Consideration

Dezenzo Associates, LLC received the 1,084,672 shares of Sono-Tek Corporation common stock from Norwood Venture Corp. as partial consideration for the termination of a financing that Dezenzo had provided to Norwood.

Item 4. Purpose of Transaction

Norwood Venture Corp.’s transfer to Dezenzo Associates, LLC of the 1,084,672 shares of Sono-Tek’s common stock was partial consideration for the termination of a financing that Dezenzo had provided to Norwood. Dezenzo intends to immediately distribute in-kind all 1,084,672 shares of its Sono-Tek common stock to the members of Dezenzo Associates, LLC, none of whom will then hold more than 5% of Sono-Tek’s outstanding common stock.

Item 5. Interest in Securities of the Issuer

(a)	Dezenzo Associates, LLC owns 1,084,672 shares of Sono-Tek Corporation’s common stock which represents 7.3% of Sono-Tek’s total outstanding common stock. Dezenzo intends to immediately distribute in-kind all 1,084,672 shares of its Sono-Tek common stock to the members of Dezenzo Associates, LLC, none of whom will then hold more than 5% of Sono-Tek’s outstanding common stock.

(b)

(c)

(d)

(e)	Not applicable

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dezenzo Associates, LLC intends to immediately distribute in-kind all 1,084,672 shares of its Sono-Tek common stock to the members of Dezenzo Associates, LLC, none of whom will then hold more than 5% of Sono-Tek’s outstanding common stock.

Item 7.  Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dezenzo Associates, LLC
Date:	September 18, 2015	By:	/s/Mark R Littell

		Name:	Mark R. Littell

		Title:	Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)